DORSEY
DORSEY & WHITNEY LLP

January 31, 2008

VIA COURIER

Securities and Exchange Commission [redacted]
100 F Street N.E.
Washington, D.C. 20549
U.S.A

08000523

SUPPL

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

None

B. Information filed by the Company with the Toronto Stock Exchange

- Form 1, filed on January 31, 2008 pursuant to TSX Company Manual section 605.

C. Information filed by the Company with the London Stock Exchange

- Regulatory Announcement dated January 31, 2008

D. Information which the Company has distributed to its security holders

None

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie Kaufman

DORSEY & WHITNEY LLP • WWW.DORSEY.COM • T 416.367.7370 • F 416.367.7371
CANADA TRUST TOWER • BCE PLACE • 161 BAY STREET • SUITE 4310 • P.O. BOX 512 • TORONTO, ONTARIO, CANADA M5J 2S1
USA CANADA EUROPE ASIA

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Addax Petroleum Corporation
Symbol :	AXC
Reporting Period:	01/01/2008 - 01/31/2008

Summary

Issued & Outstanding Opening Balance :	155,641,575	As at :	01/01/2008

Effect on Issued & Outstanding Securities

Long Term Incentive Plan	0
Directors' Shares in Lieu of Cash Compensation Plan	9,512
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	155,651,087

Long Term Incentive Plan

Opening Reserve	**6,249,382**	As at :	01/01/2008

Effective Date	Securities Listed	Securities Issued
Totals		

Closing Reserve:	**6,249,382**	As at :	01/31/2008

Directors' Shares in Lieu of Cash Compensation Plan

Opening Reserve	**15,496,300**	As at :	01/01/2008

Effective Date	Securities Listed	Securities Issued
01/10/2008		9,512
Totals	0	9,512

Closing Reserve:	**15,486,788**	As at :	01/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429

Email: allison.neapole@addaxpetroleum.com
Submission Date:
Last Updated: 01/31/2008

REGULATORY ANNOUNCEMENT

ADDAX PETROLEUM

TOTAL VOTING RIGHTS

31 January 2008 – In conformity with the FSA's Disclosure and Transparency Rules, Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") hereby announces the following:

As at 31 January 2008, the Corporation's issued share capital consists of 155,651,087 common shares of no par value. Subject to the provisions of the *Canada Business Corporations Act*, holders of Addax Petroleum's common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Corporation and, upon a ballot, are entitled to one vote for each common share held. Addax Petroleum does not hold any shares in its treasury.

The figure 155,651,087 may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Addax Petroleum under the FSA's Disclosure Rules and Transparency Rules.

For additional information, please contact:

Allison Neapole
Senior Legal Advisor
Tel: +41 (0) 22 702 6429
allison.neapole@addaxpetroleum.com

END